UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION
STATEMENT UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

Stanley, Inc.

(Name of Subject Company)

Stanley, Inc.

(Name of Person Filing Statement)

COMMON STOCK, PAR VALUE $0.01 PER SHARE
(Title of Class of Securities)

854532108

(CUSIP Number of Class of Securities)

Scott D. Chaplin, Esq.

Senior Vice President and General Counsel

Stanley, Inc.
3101 Wilson Boulevard, Suite 700
Arlington, VA 22201
(703) 684-1125
Fax: (703) 682-1547

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Stephen L. Burns, Esq.
Craig F. Arcella, Esq.
Cravath, Swaine & Moore LLP
Worldwide Plaza
825 Eighth Avenue
New York, New York 10019
Telephone: (212) 474-1000

☒ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

High-Level Timeline and Guiding Principles Regarding Acquisition of Stanley by CGI

The following is a high-level view of what you can expect in the coming months:

Friday, May 7

Acquisition announcement is made.

Within two weeks of Announcement

A tender offer will be launched, soliciting all Stanley shareholders to “tender” or sell their shares to CGI.

Until the deal closes

Management teams from CGI and Stanley will work together during this transition planning phase. Transition efforts will be led by Donna Ryan from CGI and Jim Brabston from Stanley.

Upon closing

Once the closing is official, the CGI and Stanley teams will be able to formally work together and the transition implementation will begin.

First 6 months

Formal integration activities begin and we will provide all members with as much information and as many tools as possible to ensure a smooth and successful process.

Guidelines

Now that the exciting news of CGI’s acquisition of Stanley has been announced, our goal is to maximize value for all of our stakeholders: clients, employees/members, and shareholders. Within the next two weeks, a tender offer will be launched, requesting all Stanley shareholders to “tender” or sell their shares to CGI.

During this period, until the tender offer closes, we need to follow some general rules of engagement and legal requirements related to the interaction of our two companies. It is important that we follow these rules to ensure that both companies continue to operate as independent companies until the acquisition closes. The most important thing to remember is “business as usual” for both companies.

Remember to:

•                  Conduct business as usual for all clients with your usual focus on delivery excellence and customer support

•                  Treat each other’s company as you would any competitor, much like we did prior to this transaction

•                  Honor existing, signed teaming agreements, contracts, and subcontracts between the two companies

•                  Continue to follow Stanley’s Insider Trading Policy

Before closing, do not:

•                  Present yourself as a combined company to any client, prospective client, partner, supplier, media or industry organization

•                  Conduct any new business dialogue with Stanley or discuss any agreements between the two companies relative to competitive bids or pricing for new work with existing or prospective clients

•                  Discuss or share any competitive information about either company’s ongoing operations

•                  Discuss or make any agreements as to whether one company or the other will compete for a particular piece of business

•                  Discuss or make any agreements regarding dividing up any clients, accounts or sales territories between the two companies

•                  Discuss any role or position for any Stanley employee in the new combined company that in any way implies an offer of employment

•                  Discuss any compensation or benefits information for any Stanley employee as part of the new combined company

•                  Have any discussion with any Stanley shareholder about whether or not they should tender their shares

•                  Engage in any behavior that even creates the impression that CGI has any management control over Stanley’s ordinary business activities

Additional Information

The tender offer described in this communication has not yet commenced and this communication is neither an offer to purchase nor the solicitation of an offer to sell any securities.  At the time the tender offer for the shares of Stanley, Inc. (“Stanley”) has commenced, CGI Group Inc. (“CGI”), CGI Federal Inc., a wholly owned subsidiary of CGI (“CGI Federal”), and CGI Fairfax Corporation, a wholly owned subsidiary of CGI Federal, will file a joint tender offer statement on Schedule TO and Stanley will file a tender offer solicitation/recommendation statement on Schedule 14D-9 with the Securities and Exchange Commission (the “SEC”).  Investors and security holders are urged to read the tender offer materials and the Solicitation/Recommendation Statement as well as any other relevant documents filed with the SEC when they become available, because they will contain important information.  Investors and security holders may obtain a free copy of the tender offer materials and the Solicitation/Recommendation Statement and other documents (when available) that Stanley files with the SEC at the SEC’s website at www.sec.gov and Stanley’s website at www.stanleyassociates.com.  In addition, the tender offer Solicitation/Recommendation Statement and other documents filed by Stanley with the SEC may be obtained from Stanley free of charge by directing a request to Stanley, Inc., Attn: Investor Relations, 3101 Wilson Boulevard, Suite 700, Arlington, VA 22201.

Forward Looking Statements

Statements in this document may contain, in addition to historical information, certain forward-looking statements.  All statements included in this document concerning activities, events or developments that Stanley and CGI expect, believe or anticipate will or may occur in the future are forward-looking statements.  Actual results could differ materially from the results discussed in the forward-looking statements.  Forward-looking statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by forward-looking statements, including the risk that the tender offer will not close because of a failure to satisfy one or more of the closing conditions and that Stanley’s business will have been adversely impacted during the pendency of the tender offer. Additional information on these and other risks, uncertainties and factors is included in Stanley’s Annual Report on Form 10-K and Quarterly Reports on Form 10-Q filed with the SEC.